UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Vasogen Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

92232F103

(CUSIP Number)

October 7, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92232F103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kings Road Investments Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,875,000 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,875,000 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,875,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92232F103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Global Opportunities Master Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,875,000 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,875,000 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,875,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92232F103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investments Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,875,000 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,875,000 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,875,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92232F103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investment Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,875,000 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,875,000 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,875,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92232F103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investment Partners LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,875,000 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,875,000 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,875,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92232F103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investment Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,875,000 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,875,000 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,875,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92232F103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investment Partners GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,875,000 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,875,000 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,875,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92232F103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Reade Griffith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,875,000 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,875,000 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,875,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 92232F103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alexander Jackson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,875,000 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,875,000 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,875,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 92232F103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paddy Dear

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,875,000 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,875,000 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,875,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer:

Vasogen Inc. (“Vasogen”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2155 Dunwin Drive, Mississauga, ON L5L4M1 CANADA

Item 2(a)	Name of Person Filing
Item 2(b).	Address of Principal Business Office
Item 2(c).	Citizenship

This Schedule 13G is filed on behalf of Kings Road Investments Ltd., Polygon Global Opportunities Master Fund, Polygon Investments Ltd., Polygon Investment Management Limited, Polygon Investment Partners LLP, Polygon Investment Partners LP, Polygon Investment Partners GP, LLC, Mr. Reade Griffith, Mr. Alexander Jackson and Mr. Paddy Dear (the “Reporting Persons”).

Kings Road Investments Ltd. (“KRIL”)
c/o Polygon Investment Partners LP
598 Madison Avenue
14th Floor
New York, New York 10022
Citizenship: Cayman Islands, British West Indies

Polygon Global Opportunities Master Fund (the “Master Fund”)
c/o Polygon Investment Partners LLP
10 Duke of York Square
London SW3 4LY
United Kingdom
Citizenship: Cayman Islands, British West Indies

Polygon Investments Ltd. (the “Investment Manager”)
c/o Polygon Investment Partners LLP
10 Duke of York Square
London SW3 4LY
United Kingdom
Citizenship: Cayman Islands, British West Indies

Polygon Investment Management Limited (“PIML”)
c/o Polygon Investment Partners LLP
10 Duke of York Square
London SW3 4LY
United Kingdom
Citizenship: United Kingdom

Polygon Investment Partners LLP (the “UK Investment Manager”)
10 Duke of York Square
London SW3 4LY
United Kingdom
Citizenship: United Kingdom

Polygon Investment Partners LP (the “US Investment Manager”)
598 Madison Avenue
14th Floor
New York, New York 10022
Citizenship: Delaware

Polygon Investment Partners GP, LLC (the “General Partner”)
c/o Polygon Investment Partners LP
598 Madison Avenue
14th Floor
New York, New York 10022
Citizenship: Delaware

Reade Griffith (“Mr. Griffith”)
c/o Polygon Investment Partners LLP
10 Duke of York Square
London SW3 4LY
United Kingdom
Citizenship: United States

Alexander E. Jackson (“Mr. Jackson”)
c/o Polygon Investment Partners LP
598 Madison Avenue
14th Floor
New York, New York 10022
Citizenship: United States

Paddy Dear (“Mr. Dear”)
c/o Polygon Investment Partners LLP
10 Duke of York Square
London SW3 4LY
United Kingdom
Citizenship: United Kingdom

Item 2(d).	Title of Class of Securities:

Common stock, par value $.0001 per share, of Vasogen (“Common Stock”).

Item 2(e).	Vasogen Common Stock has the following CUSIP number: 92232F103.

Item 3.	Not Applicable.

Item 4(a).	Amount Beneficially Owned:

As of October 7, 2005, each Reporting Person may be deemed to be beneficial owner of 6,875,000 shares of Common Stock issuable to KRIL upon exercise of (i) $16,500,000 principal amount of Senior Convertible Notes of Vasogen Ireland Limited, a wholly-owned subsidiary of Vasogen, and (ii) a Warrant to purchase 1,375,000 shares of Common Stock of Vasogen.

Item 4(b).	Percent of Class:

7.8%

Item 4(c).	Number of shares as to which reporting persons have:

(i) sole power to vote or direct the vote: 0
(ii) shared power to vote or to direct the vote: 6,875,000
(iii) the sole power to dispose of or to direct the disposition of: 0
(iv) shared power to dispose of or to direct the disposition of: 6,875,000

All of the securities convertible or exercisable into shares of Common Stock are directly held by KRIL.  KRIL is a wholly-owned subsidiary of the Master Fund.  The Investment Manager, UK Investment Manager, the US Investment Manager, PIML and the General Partner have voting and depository control over securities owned by KRIL and the Master Fund. Messrs. Griffith, Dear and Jackson control the Investment Manager, the UK Investment Manager, the US Investment Manager, PIML and the General Partner.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Exhibit 1.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 2.

Item 9.	Notice of Dissolution of the Group.

Not Applicable.

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2005	KINGS ROAD INVESTMENTS LTD.

By Polygon Investment Partners LLP, its investment manager

	By	/s/ Paddy Dear
Name: Paddy Dear
Title: Principal

Date: October 17, 2005	POLYGON GLOBAL OPPORTUNITIES MASTER FUND

By Polygon Investment Partners LLP, its investment manager

	By	/s/ Paddy Dear
Name: Paddy Dear
Title: Principal

Date: October 17, 2005	POLYGON INVESTMENTS LTD.

	By	/s/ Paddy Dear
Name: Paddy Dear
Title: Principal

Date: October 17, 2005	POLYGON INVESTMENT MANAGEMENT LIMITED

	By	/s/ Paddy Dear
Name: Paddy Dear
Title: Principal

Date: October 17, 2005	POLYGON INVESTMENT PARTNERS LLP

	By	/s/ Paddy Dear
Name: Paddy Dear
Title: Principal

Date: October 17, 2005	POLYGON INVESTMENT PARTNERS LP

	By	/s/ Paddy Dear
Name: Paddy Dear
Title: Principal

Date: October 17, 2005	POLYGON INVESTMENT PARTNERS GP, LLC

	By	/s/ Paddy Dear
Name: Paddy Dear
Title: Principal

Date: October 17, 2005		/s/ Reade Griffith
Reade Griffith

Date: October 17, 2005		/s/ Alexander Jackson
Alexander Jackson

Date: October 17, 2005		/s/ Paddy Dear
Paddy Dear

Exhibit Index

Exhibit 1  Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit 2  Identification of Members of the Group.

Exhibit 3  Joint Filing Agreement, dated as of October 17, 2005, by and among Kings Road Investments Ltd., Polygon Global Opportunities Master Fund, Polygon Investments Ltd., Polygon Investment Management Limited, Polygon Investment Partners LLP, Polygon Investment Partners LP, Polygon Investment Partners GP, LLC, Reade Griffith, Alexander E. Jackson and Paddy Dear.